

629000 mE
630000 mE
631000 mE
632000 mE
633000 mE
6039000 mN
6038000 mN
6037000 mN
6036000 mN
N
ML-DN-02
ML-DN-01
ML-A1-18
ML-A1-16
ML-A1-19
ML-A1-17
ML-AR-01
ML-AR-02
2007 Winter Drill Holes
Previously Drilled Holes
0
375
750
meters
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake
DDH Locations Winter 2007
Drawn: LP
NTS: 13 K/7
Figure
Scale: 1:20000
DATUM NAD27
Date: Apr 25 2007